SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               16 December 2002


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 16 December 2002 re: Acquisition




Item No. 1


162/02    16 December 2002


LLOYDS TSB GROUP ACQUIRES DUTTON-FORSHAW GROUP

Lloyds TSB Group today announces that Lloyds TSB Asset Finance Division has acquired the Dutton-Forshaw Group, one of the leading motor dealer groups in the UK, for a cash consideration of GBP48.7 million.

Dutton-Forshaw Group will provide Lloyds TSB with 38 franchised dealerships representing 14 manufacturers. The addition of Dutton-Forshaw Group to the Lloyds TSB Group will provide an infrastructure of retail outlets through which Lloyds TSB Asset Finance Division will be able to sell a proportion of the 70,000 used vehicles it currently disposes of through auctions. It also provides an additional channel for the sourcing of new cars for its contract hire operation and Lloyds TSB customers.

The Managing Director of the Dutton-Forshaw business being acquired will be Maurice Rourke. Maurice has extensive experience in the motor industry having held senior roles at Autologic Holdings plc., DaimlerChrysler and Inchcape plc.

John Davies, managing director, Lloyds TSB Asset Finance Division, said: "With our strong track record in successfully integrating businesses, we are well placed to maximise the synergies that this acquisition provides. The acquisition of Dutton-Forshaw Group offers a great opportunity for us to increase the efficiency of our retail and contract car hire operations."


                                     -ends-


LLOYDS TSB GROUP ACQUIRES DUTTON-FORSHAW GROUP .../2

For further information:-

Investor Relations
Michael Oliver                                    +44 (0) 20 7356 2167
Director of Investor Relations
mailto:michael.oliver@ltsb-finance.co.uk

Media
Lloyds TSB Press Office                           + 44 (0) 20 7626 1500



IMPORTANT NOTICE

This announcement should be read in conjunction with our results announcement for the half-year ended 30 June 2002, and the trading update issued on 4 December 2002, copies of which are available from Investor Relations, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS or on our website at www.lloydstsb.com.

This document contains certain forward-looking statements with respect to certain of the plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 16 December 2002